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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              inTEST Corporation
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                               (Name of Issuer)

                         Common Stock, par value $0.01
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                        (Title of Class of Securities)

                                  461147 10 0
                    --------------------------------------
                                 (CUSIP Number)

          Hugh T. Regan, Jr., Treasurer and Chief Financial Officer, inTEST Corporation, 2 Pin Oak Lane, Cherry Hill, NJ 08003
                                (609) 424-6886
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           (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications)

                               December 31, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). N/A

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A

------------------------------------------------------------------------------
CUSIP No. 461147 10 0
------------------------------------------------------------------------------
1.    NAME OF REPORT PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alyn R. Holt

------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                           (b)   [ ]
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS*
           PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------|----|-----------------------------------------------------------
             | 7. | SOLE VOTING POWER
             |    |         1,576,256
  NUMBER OF  |----|-----------------------------------------------------------
   SHARES    | 8. | SHARED VOTING POWER
BENEFICIALLY |    |                 0
  OWNED BY   |----|-----------------------------------------------------------
    EACH     | 9. | SOLE DISPOSITIVE POWER
  REPORTING  |    |         1,576,256
 PERSON WITH |----|-----------------------------------------------------------
             |10. | SHARED DISPOSITIVE POWER
             |    |                 0
-------------|----|-----------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,576,256
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               26.7%
------------------------------------------------------------------------------
12.   TYPE OF REPORT PERSON*

             IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A


     This Amendment No. 2 amends the Schedule 13D dated July 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 dated August 7, 1997, of Alyn R. Holt with respect to the Common Stock, par value $0.01, of inTEST Corporation, a Delaware corporation. The acquisition of shares reported in the Original Schedule 13D was not required to be reported by virtue of the exemption provided by Section 13(d)(6)(B) of the Securities Act of 1933, as amended, and, therefore, the Original Schedule 13D and Amend-ment No. 1 thereto were filed in error. As a beneficial owner of more than 5% of the Common Stock, who is not otherwise required to file a Schedule 13D, Mr. Holt is filing a Schedule 13G as required by Rule 13d-1(c).


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   2/12/98                                /s/Alyn R. Holt
-------------------                     ------------------------------
     Date                                 Alyn R. Holt